Week 1 Opportunity ends in: 7 Days 11 Hours 29 Minutes 19 Seconds



# Unlocking Biotech Potential with Cellular Restoration

PhorMed is at the forefront of biotechnology innovation with our flagship pharmaceutical agent, designated as RP-323. This therapeutic compound has the capacity to rejuvenate damaged cells, facilitating natural recovery mechanisms within the body.

Our focus encompasses an array of medical conditions, including but not limited to, Acute Myeloid Leukemia, Hodgkin's Lymphoma, Acute Respiratory Distress Syndrome, and Parkinson's disease.

Invest Now | Form C | Offering Circular



Amount Raised: 0%

Target amount $5 Million

Minimum Investment $500

**$3.5M+** in Funding

**4,100+** Shareholders

**8,800** Followers

## Investor Perks

Invest within the 1st week and receive 20% bonus shares

Invest $10,000+ and receive 15% bonus shares

Invest $5,000+ and receive 10% bonus shares

Invest $1,000+ and receive 5% bonus shares

**Investors cannot qualify for multiple bonuses in any single investment. If an investor qualifies for two bonuses the higher of the two bonuses will be applied. All perks occur after the offering is completed. The 1st week begins upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes at 11:59 pm PST (6:59 am UTC the next day (UTC+7)). Time periods all begin at the conclusion of the previous period until the final period is exhausted. New Year's Bonus begins at 12:00 am PST (7:00 am UTC (UTC +7)) and ends at 11:59 pm PST December 31, 2023 (6:59 am UTC the next day (UTC+7)).

# Top Reasons to Invest in PhorMed

## Groundbreaking Clinical Results

Acute Myeloid Leukemia (AML)

**83% Efficacy**

Hodgkin's Lymphoma (HL)

**Efficient Mass Reduction**

Acute Respiratory Distress Syndrome (ARDS)

**Anti-inflammatory Benefits**

White Blood Cell (WBC) Count

**90% WBC Increase**

## Led by a World Class Research Team

Total Research Experience

**226+ Years**

Total Peer-Reviewed Publications

**460+ Articles**

Total PhorMed Patents Held

**5 Granted** | **1 Pending**

## Current Pipeline, Future Potential

| Clinical Programs | Discovery | Pre-Clinical | Phase 1 | Phase 2 | Phase 3 |
|---|---|---|---|---|---|
| Acute Myeloid Leukemia (AML) | | | | | |
| Hodgkin's Lymphoma (HL) | | | | | |
| Acute Respiratory Distress Syndrome (ARDS) | | | | | |
| Parkinson's Disease (PD) | | | | | |


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# Breakthrough in Anti-Inflammatory Treatment

RP-323, also known chemically as 12-O-tetradecanoylphorbol-13-acetate or TPA, has long been used in research settings to induce inflammation when applied topically, inhaled, or ingested.

However, in a pivotal breakthrough, PhorMed discovered that administering RP-323 via IV infusion actually produces the opposite effect—**it effectively reduces inflammation**. This has been proven in studies on lung diseases like ARDS, as well as neurological conditions where a reduction in swelling in the brain can be seen.[18]

RP-323 functions through complex mechanisms, including increased white blood cell counts, cellular differentiation, and facilitating the natural process of cellular self-cleanup, commonly known as apoptosis.[2]



# How It Works

Mechanisms of Action

## Multi-Targeted Therapy

### Applications

- **AML** (Acute Myeloid Leukemia)
- **HL** (Hodgkin's Lymphoma)
- **PD** (Parkinson's disease)
- **ARDS** (Acute Respiratory Distress Syndrome)

## Mechanisms

### Differentiation

Repairs and restores damaged cells

### Anti-Inflammation

Clinically proven to lover inflammatory markers

### Cytokine Induction

Clears pathways to combat inflammation

### Aquaporin Induction

Regulates water channels to reduce swelling

### Stem Cell Signaling

Hinders cancer growth and boosts immune response

### Apoptosis

Triggers cell death to kill or shrink tumors

These multifaceted mechanisms of action exhibited by RP-323 highlight its adaptability and wide-ranging therapeutic potential. Such diverse functionalities present a significant opportunity for the extension of RP-323 into additional therapeutic areas beyond its current applications.

# Leveraging RP-323 for Precision Medicine

In the context of Acute Myeloid Leukemia, Hodgkin Lymphoma (HL), Acute Respiratory Distress Syndrome (ARDS), and Parkinson's Disease (PD), RP-323 activates Protein Kinase C (PKC), a key player in cell functions like turning stem cells into white blood cells, causing cancer cells to self-destruct, and boosting the immune response, giving us a more specific way to control these important cell functions.

Combined, the total treatment market for four of our drug's potential uses could reach approximately USD $24 billion by 2030. [7,9,11,13]

## Acute Myeloid Leukemia (AML) [17,1]

| Pipeline Status | Affected Globally [8] | Market Size [7] | CAGR [7] |
| --- | --- | --- | --- |
| **Phase 2** | **16.3 Million**<br>Between 1990-2019 | **$2.5 Billion**<br>USD by 2030 | **10.62%**<br>Forecast Period: 2022-2030 |

In a U.S.-based safety study involving 35 patients, the drug RP-323 was tested for its effectiveness in treating Acute Myeloid Leukemia (AML). The study showed that higher levels of RP-323 were generally more effective in killing leukemia cells. Although the low doses of RP-323 increased protein kinase, the higher doses had a stronger killing effect on cancer cells.These findings suggest that giving larger doses of RP-323 could lead to better results in treating AML.

This aligns with a separate study in China that reported an 83% effectiveness rate, prompting the U.S. Food and Drug Administration (FDA) to fast-track further studies. Based on these results, the Cancer Institute of New Jersey completed a 35-patient Phase I study and concluded that RP-323 is safe for human treatment.

## Mechanisms of Action

### Differentiation

RP-323 facilitates the maturation of immature blood cells into functional white blood cells. This is crucial in AML, where immature blood cells proliferate uncontrollably.

### Apoptosis

RP-323 can aid in signaling cancer cells to self-destruct, thereby reducing the size of tumors. It activates an enzyme called Protein Kinase C (PKC), increasing the levels of specific molecules, such as ceramide and Nur77.

### Stem Cell Signaling

RP-323 has the ability to directly inhibit the signaling pathways in AML stem cells, which are often resistant to standard treatments.

### Cytokine Induction

RP-323 stimulates the production of cytokines, small proteins that boost the immune system's response against cancer cells.

## Hodgkin's Lymphoma (HL) [3]

| Pipeline Status | Affected Globally [10] | Market Size [9] | CAGR [9] |
| --- | --- | --- | --- |
| Phase 2 | 83,087<br>Reported in 2020 | $10.8 Billion<br>USD by 2030 | 6.4%<br>Forecast Period: 2022-2030 |

RP-323 has shown its ability to influence a wide range of cell activities that may help address cancers like Hodgkin's Lymphoma (HL). When RP-323 activates protein kinase C (PKC) it influences other related signaling pathways, like MAPK, that are crucial for cellular activities. Such activities affected by RP-323 include how cells grow, develop, survive, and function. This versatility suggests that the drug could be used to control various cellular actions, including those that contribute to the growth and treatment of cancer.

In a Phase I study, a patient who hadn't responded well to high-dose chemotherapy showed significant improvement after RP-323 treatment. Results showed, following the introduction of RP-323, a tumor mass in the patient's chest shrank by 2cm. This success is driving researchers to investigate how RP-323 can help treat people with HL.

## Mechanisms of Action

### Differentiation

RP-323 helps immature blood cells develop into more specialized, functional types. It activates certain genes via a NF-Kappa B molecule, which in turn helps these immature cells become more specialized and functional.

### Apoptosis

RP-323 can aid in signaling cancer cells to self-destruct, thereby reducing the size of tumors. It activates an enzyme called Protein Kinase C (PKC), increasing the levels of specific molecules, such as ceramide and Nur77.

### Cytokine Induction

RP-323 stimulates the production of cytokines, small proteins that boost the immune system's response against cancer cells.

## Acute Respiratory Distress Syndrome (ARDS) [18]

| Pipeline Status | Affected Globally [12] | Market Size [11] | CAGR [11] |
|---|---|---|---|
| **Phase 2** | **2 Million**<br>Reported in 2020 | **$4.7 Billion**<br>USD by 2028 | **5.65%**<br>Forecast Period: 2022-2028 |

RP-323 effectively combats Acute Respiratory Distress Syndrome (ARDS) by substantially reducing inflammation in the lungs, according to pre-clinical studies. The drug operates by inhibiting a surge of "pro-inflammatory cytokines," molecules that are often responsible for the harmful inflammation seen in severe ARDS cases. Various infections such as the flu, COVID-19, and pneumonia can trigger this cytokine surge (commonly referred to as "cytokine storm syndrome"), a key factor in intensifying the severity of Acute Respiratory Distress Syndrome (ARDS).

By controlling this cytokine storm, RP-323 offers significant anti-inflammatory benefits and limits lung damage. The company plans to further validate these findings with Phase 2 Clinical Trials.

## Mechanisms of Action

### Anti-Inflammatory Action

RP-323 reduces inflammation by regulating cytokine production, specifically targeting pro-inflammatory cytokines like IL-1, IL-2, IL-9, and IL-10, which can trigger a harmful "cytokine storm" in ARDS.

### Cytokine Induction

RP-323 not only counteracts pro-inflammatory cytokines but also stimulates the production of anti-inflammatory cytokines. This balanced cytokine profile aims to restore a healthy immune response and promote tissue repair.

### Apoptosis

RP-323 promotes apoptosis, the natural process of programmed cell death, to eliminate hyperactive immune cells contributing to inflammation and tissue damage in ARDS. This selective approach minimizes collateral tissue damage.

## Parkinson's Disease (PD) [4,5,6,18]

| Pipeline Status | Affected Globally [14] | Market Size [13] | CAGR [13] |
|---|---|---|---|
| **Pre-Clinical** | **10 Million**<br>Estimated with PD | **$6.7 Billion**<br>USD by 2030 | **11.5%**<br>Forecast Period: 2022-2030 |

PhorMed is exploring RP-323 as a potential treatment for Parkinson's disease (PD), a condition thought to be heavily influenced by inflammation. The compound has shown promise in reducing inflammation by specifically targeting proteins like cytokines and aquaporin that are likely associated with the onset of Parkinson's disease.

For example, one of RP-323's mechanisms of action has been shown to decrease brain swelling by 70%, likely by down regulating aquaporin. This could have applications in treating both motor and non-motor symptoms of PD.

## Theoretical Mechanisms of Action

### Anti-Inflammation

RP-323 potentially reduces brain inflammation, protecting dopamine-producing neurons vital in PD.

### Cytokine Induction

RP-323 modulates cytokine signaling to regulate the brain's immune responses, possibly preventing 'sick' cells implicated in PD.

### PKC Activation for Differentiation and Pro-survival

RP-323 activates PKC, clearing signaling pathway blockages in 'sick' cells and aiding neuron survival and dopamine production.[7]

# Broad Clinical Success

## Proven Multi-Ailment Efficacy

- In China, a trial with 12 patients suffering from Acute Myeloid Leukemia (AML) ***achieved an 83% efficacy rate***. Based on these strong results and additional safety data, the FDA quickly approved a Phase I safety study in the U.S. This study was successfully completed with 35 patients, and a combined Phase I/II study is currently being reviewed by the FDA.[1,17]
- In a U.S. Phase I study, a patient with resistant Hodgkin's Lymphoma (HL) showed positive responses to RP-323 treatment; the patient saw a ***2cm decrease in a chest wall tumor*** after receiving RP-323.[3]
- In preclinical studies, RP-323 has ***demonstrated potent anti-inflammatory properties,*** effectively suppressing cytokine storms across various cellular pathways in cases of Acute Respiratory Distress Syndrome (ARDS).[18]
- Additionally, a study involving 52 patients revealed that ***90% experienced an increase in White Blood Cells (WBC)***. In the same study, 85% of patients saw their neutrophil counts increase by more than 30% compared to their baseline levels; neutrophils serve as the immune system's rapid responders to infection or injury. Both of these findings suggest RP-323's potential immune-boosting effects.[2]

## Immune-Boosting Capabilities

Results from a 52-Patient Trial [2]

### White Blood Cell (WBC) Boost

| Before RP-323: | WBC Count (x 10-9/L): 2.55 ± 0.13 | Peak After RP-323: | WBC Count (x 10-9/L): 5.92 ± 0.28 |
|---|---|---|---|
| Increase: | 132% | Efficacy: | 90%+ |

### Neutrophil Boost

| Improvement to 3.0 x10^9 cells/L: | Increase More Than 30% |
|---|---|
| 76% of Patients | 85% of Patients |



# Safety And Efficacy

## Backed By Diverse Human Trials

Research has shown that the drug RP-323 is safe and could be a good candidate for more detailed human studies. This conclusion is based on thorough pre-clinical tests that examined how the drug is absorbed and processed in the body, as well as its long-term effects.

A study in China on patients with Acute Myeloid Leukemia (AML) showed that RP-323 was effective and had short-lasting & non-life-threatening side effects. Another study in China and one in the United States further supported RP-323's safety and effectiveness, including its ability to improve white blood cell counts and be administered at different doses with success.

# Clinical Sites




EMORY
WINSHIP
CANCER
INSTITUTE

## The Research Continues

PhorMed has solidified a collaboration with two high-caliber clinical sites for upcoming trials: Winship Cancer Center at Emory University and Emory University School of Medicine in Atlanta, Georgia. Both sites are renowned for their medical research capabilities and have already been actively engaged with PhorMed to finalize collaborative agreements. Plans are well underway for the commencement of clinical trials and patient enrollment in targeted therapeutic areas. They have diligently reviewed our protocols, and actions are ongoing for deeper collaboration.




EMORY
UNIVERSITY
SCHOOL OF
MEDICINE

## Pipeline & Competition

Investing in RP-323 presents a unique opportunity to be at the forefront of transformative medical solutions, targeting gaps in the current treatment landscape. The compound is in advanced phases of development for Acute Myeloid Leukemia (AML) and Hodgkin's Lymphoma (HL), with ongoing protocol reviews with Clinical Research Organizations (CROs) and Emory University's Winship Cancer Institute. For AML and HL, the FDA has already conferred Fast Track designation, expediting the clinical process.

Additionally, preclinical studies are advancing for Parkinson's disease (PD) and will soon be moving forward into Phase II for Acute Respiratory Distress Syndrome (ARDS). PhorMed is positioned to leverage its research into potentially groundbreaking therapies for these conditions.



**Parkinson's Disease** (PD)

**Phase**
Pre-clinical

**Action:**
Complete the pre-clinical study I

**Acute Respiratory Distress Syndrome** (ARDS)

**Phase**
Apply for Phase II human trials

**Action:**
Prepare FDA application, Investigator's Brochure, and Phase II protocols

**Hodgkin's Lymphoma** (HL)

**Phase**
Phase I/II with Winship Cancer Institute

**Action:**
Submit to FDA

**Acute Myeloid Leukemia** (AML)

**Phase**
Phase I/II with Winship Cancer Institute

**Action:**
Send protocol to Winship's IRB and start patient enrollment

# Forward Thinking Strategy

To expedite our mission, we have secured Fast Track designation for our Phase I clinical trials. The FDA grants certain drugs "Fast Track" status to speed up their approval if they show promise for medicines that show promise in treating serious conditions and filling an unmet medical need. This status mandates that RP-323 exhibits a 20% efficacy rate in trials that involve only 35 people. This accelerated status has been similarly conferred upon our Phase I/II trials for Acute Myeloid Leukemia (AML) and Hodgkin's Lymphoma (HL).

Another special status called "orphan drug" is for medicines that treat rare diseases affecting fewer than 200,000 people in the U.S. This fortifies the financial stability of both large and smaller research companies by offering market exclusivity and additional benefits to offset the steep costs involved in researching and developing treatments for rare diseases. Moving forward, we intend to apply for this "orphan" status for any uses of RP-323 that fit this rare disease criteria.

## Parkinson's Disease (PD)

PhorMed Advantage

**Potential Disease-Altering Therapy**

## Acute Myeloid Leukemia (AML)

PhorMed Advantage

**Targeted First-Line Treatment Option**

## Hodgkin's Lymphoma (HL)

PhorMed Advantage

**Effective First-Line Targeted Therapy**

## Acute Respiratory Distress Syndrome (ARDS)

PhorMed Advantage

**Targeted Therapy for General Use**

PhorMed's competitive edge lies in targeting conditions that currently lack effective first-line or targeted therapies. Acute Myeloid Leukemia (AML) and Hodgkin's Lymphoma (HL) are mainly treated with severe, invasive methods like radiation and chemotherapy, which often come with debilitating side effects.[15,16]

Similarly, for Acute Respiratory Distress Syndrome (ARDS) and Parkinson's disease (PD), there are limited or no disease-altering or targeted antiviral treatments available. This establishes a compelling market need and sets up RP-323 as a potentially disruptive solution.

## Comparing To Other Company Benchmarks

| Company Name | Drugs Under Development | Market Capitalization |
|---|---|---|
| **Praxis Precision Medicines** (PRAX) | 2 Drugs in Phase II | $133 Million |
| **Sutro Biopharma** (STRO) | 2 Drugs in Phase II | $275 Million |
| **Pharvaris** (PHVS) | 2 Drugs in Phase II | $550 Million |
| **PhorMed** | **3 Drugs in Phase II** | **$50 Million** |



Fund Allocation
44%
Clinical Operations
10%
Direct Costs
36%
Overhead
10%
Contingency


## Optimizing $5 Million Raise to Fast-Track Clinical Trials

The capital raised in this investment round is key to accelerating our market entry and maximizing our impact on the healthcare landscape. Here's a snapshot of the clinical milestones PhorMed aims to accomplish with your investment:

- Complete Phase II FDA applications for both ARDS and HL.
- Submit applications and protocols to FDA and Winships's Internal Review Board (IRB) for patient enrollment in HL Phase I/II study and ARDS Phase II study.
- Successfully complete the Phase II study in ARDS or HL.

# A Note From the CEO



## Dynamic Duo in Science & Business

In a tale that echoes the quintessential American Dream, my father and I represent two halves of a pioneering whole. My father, a distinguished scientist, professor, and former director of Biochemical Pharmacology Research at Rutgers University, has dedicated three decades to the molecular intricacies of RP-323. His foundational discovery, patented in 2001, was the molecule's potential for intravenous application in humans. It wasn't until 2013 that I had the golden opportunity to bring RP-323 to the world alongside him. It's like we're made to work well together: his brain is built for science, and mine is wired to make business deals. Together, we embody an alliance where each complements the other's strengths and weaknesses.

With shared purpose and distinct skills, we aim not only to fulfill the promise of RP-323 but also to expand its applications into new research avenues. These include receiving a patent in 2019 for the Parkinson's disease indication and a patent in 2021 for the Acute Respiratory Distress Syndrome indication. We stand united in a mission that could redefine medical science, encapsulating the spirit of innovation and opportunity that defines America.



# Meet the Team



### Ben Chang

**CEO/CFO/Chairman**

Mr. Chang has over 30 years of pharmaceutical and executive level experience. Mr.Chang also has experience in international banking, venture capital, M&A, finance, go-public transactions and organizational design and operations. He holds 2 patents.



### Prof. Richard L. Chang

**Inventor, CSO**

Dr. Chang has authored 124 peer-reviewed journal publications; has filed 9 patents for the treatment of cancer, inflammation, hematology, and neurological disorders; and has presented over 150 scientific abstracts.



### Sean M. O'Connell

**Ph.D, CCO**

Mr. O'Connell has over 30 years of experience as Director, Medical Director, Chief Operating Officer (COO), Chief Medical Officer (CMO), Medical Director, Clinical Research Manager, and VP & SVP of Medical Affaires. He has 26 peer reviewed publications and 38 abstracts and speaking engagements.



### Carole A. Salvador

**Psy.D., HR Director/Secretary/Treasurer**

Dr. Salvador created and manages a Clinical, Coaching and Organizational Consulting practice, Affiliates in Psychology and Education for over 34 years. She was a principal in the organizational consulting firm of Cogent Resources and has experience in management, business and scientific research experience and psychopharmacology expertise. She worked in Biochemistry research at Cornell Medical School and Pharmacology research at Burroughs Welcome.

## Advisory Board

### Professor Renping Zhou

Mr. Zhou is the current Associate Dean of Research, and Professor in the Department of Chemical Biology at Rutgers University in New Jersey. He has 41 years of experience in neuroscience and cancer research, is a reviewer for grants and journals, and has been awarded multiple grants, patents, and has 84 peer reviewed publications.

### Professor Xi Zheng

Mr. Zheng currently holds the positions of Director, Research Professor, Unilever Chair and Associate member at Rutgers Cancer Institute of New Jersey. He has 42 years of experience in cell biology, cancer research, immunohistochemistry and immunocytochemistry. He holds 5 patents and inventions in cancer and has 167 peer reviewed publications.

### Professor Harold H. Lee

Professor Lee is currently publishing his 5th novel and has 54 years experience as a professor and researcher in biology and cell differentiation at the University of Toledo in Ohio. He holds 4 patents, has authored 4 books, 20 peer reviewed publications, and contributed chapters in 7 books.

# FAQs

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1. Han ZT, Zhu XX, Yang RY, Sun JZ, Tian GF, Liu XJ,,,Chang RL, et al. Effect of intravenous infusions of 12-O-tetradecanoylphorbol-13-acetate (TPA) in patients with myelocytic leukemia: Preliminary studies on therapeutic efficacy and toxicity. Proc. Natl. Acad. Sci. USA, Vol. 95, pp. 5357-5361, April 1998, Pharmacology
2. Han ZT, Tong Y KT, HE LM, ZHANG Y...Chang RL, et al 12-O-Tetradecanoylphorbol-13-acetate (TPA)-induced increase in depressed white blood cell counts in patients treated with cytotoxic cancer chemotherapeutic drugs Proc. Natl. Acad. Sci. USA Vol. 95, pp. 536
3. Dale Schaar D, Goodell L, Aisner J, Cui XX, Han ZT, Chang RL...Strair RK et al. A phase I clinical trial of 12-O-tetradecanoylphorbol-13-acetate for patients with relapsed/refractory malignancies Cancer Chemother Pharmacol (2006) 57: 789–795.
4. Christopher J. Barnum & Malú G. Tansey Neuroinflammation and Non-motor Symptoms: The Dark Passenger of Parkinson's Disease? Curr Neurol Neurosci Rep (2012) 12:350–358.
5. Amara A, Stover N, Ruffrage L, Collette C; et al., New study details inflammation in early stages of Parkinson's disease University of Alabama at Birmingham UAB News, 1st March, 2023
6. Fazzina G, Amorini AM, Marmarou CR, Fukui S, Okuno K, Dunbar JG, et al. The Protein Kinase C Activator Phorbol Myristate Acetate Decreases Brain Edema by Aquaporin 4 Downregulation after Middle Cerebral Artery Occlusion in the Rat. Journal of Neurotrauma, 27: 453-461, February 2010
7. Yahoo! Finance - Global Acute Myeloid Leukemia (AML) Therapeutics Market Size Envisioned at USD 2588.23 Million by 2030, Increasing a CAGR of 10.62% | Rising Investments by Pharmaceutical Giants
8. Cancer Therapy Advisor - AML Incidence and Deaths Increasing Worldwide
9. Insights10 - US Hodgkin Lymphoma Therapeutics Market Analysis
10. Cancer.net - Lymphoma - Hodgkin: Statistics
11. Mordor Intelligence - Acute Respiratory Distress Syndrome (ARDS) Treatment Market Size & Share Analysis - Growth Trends & Forecasts (2023 - 2028)
12. DelveInsight Blog - Rising Acute Respiratory Distress Syndrome (ARDS) Prevalence Posing a Major Public Health Concern
13. GlobeNewswire - Parkinson's Disease Market Size Will Achieve USD 6,705 Million by 2030 growing at 11.5% CAGR - Exclusive Report by Acumen Research and Consulting
14. Parkinson's Europe - What is Parkinson's? / Prevalence of Parkinson's
15. American Cancer Society - Treating Acute Myeloid Leukemia (AML)
16. American Cancer Society - Treating Classic Hodgkin Lymphoma, by Stage
17. AML Phase II Study Rationale
18. ARDS Clinical Data BALF


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